March 26, 2010
Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Maryse Mills-Apenteng, Esq.

Re:	SS&C Technologies Holdings, Inc. Registration Statement on Form S-1 Registration File No. 333-164043
Dear Ms. Mills-Apenteng:
          Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc., as representatives of the several underwriters, hereby join SS&C Technologies Holdings, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. (Washington, D.C. time), on March 30, 2010, or as soon thereafter as possible.
          Pursuant to Rule 460 under the Act, please be advised that between March 12, 2010 and March 26, 2010, the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated March 12, 2010 (the “Preliminary Prospectus”):

No. of Copies
Institutions	4,367
Prospective Dealers	8,462
Individuals	0
Total	12,829
          This is to further advise you that J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. Incorporated and Deutsche Bank Securities Inc. have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.
[Remainder of Page Intentionally Left Blank]

Very truly yours, J.P. Morgan Securities Inc. Credit Suisse Securities (USA) LLC Morgan Stanley & Co. Incorporated Deutsche Bank Securities Inc.
By:	J.P. Morgan Securities Inc.

By:	/s/ Richard Sesny
	Name:	Richard Sesny
	Title:	Vice President

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Sarah-Marie Martin
	Name:	Sarah-Marie Martin
	Title:	Managing Director

By:	Morgan Stanley & Co. Incorporated

By:	/s/ John D. Tyree
	Name:	John D. Tyree
	Title:	Managing Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Jason Gurandiano
	Name:	Jason Gurandiano
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]